December 14, 2021

VIA EDGAR

Eric Envall
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Interstate BancSystem, Inc. Registration Statement on Form S-4 File No. 333-260771 Request for Effectiveness

Dear Mr. Envall:

Reference is made to the Registration Statement on Form S-4 (File No. 333-260771) filed by First Interstate BancSystem, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 4, 2021 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 12:00 p.m., Eastern Time, on December 16, 2021, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact George R. Bason, Jr. at (212) 450-4340 or george.bason@davispolk.com or Evan Rosen at (212) 450-4505 or evan.rosen@davispolk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Bason or Mr. Rosen when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ Kevin P. Riley
Kevin P. Riley
President and Chief Executive Officer

cc:	George R. Bason, Jr., Davis Polk & Wardwell LLP
Evan Rosen, Davis Polk & Wardwell LLP